

The Co-Own Company Single Family House


PROPERTY LINE
PATIO
LIVING
14x15
SUITE 3
DINING
10x12
BRM
9x12
BRM
10x12
W/D
R
MECH.
GRILL
TRASH / RECYCLING
OUTDOOR EATING AREA
SIDEWALK
SIDEWALK
PORCH
ENTRY
DN
UP
SUITE 4
MUD ROOM
BACK YARD
UP
DN
LIVING
14x15
DINING
10x12
R
W/D
BRM
9x12
BRM
10x12
TREE HOUSE
SWING SET
FRONT YARD
PATIO
FENCE
1
2
3
4
5

Ground Floor


LIVING
13X13
DINING 12X10
BRM
13X12
SHARED
STORAGE
BIKE RM
LAUNDRY
SUITE 1
R
UP
R
SUITE 2
UP
MECH.
DINING 12X10
BRM
13X12
LIVING
13X13

Basement


LIVING
14x15
DINING
10x12
SUITE 5
BRM
9x12
BRM
10x12
R
W/D
ROOF BELOW
ROOF BELOW
DN
UP
DN
SUITE 6
DINING
10x12
BRM
9x12
BRM
10x12
R
W/D
LIVING 14x15

2nd Floor


ROOF BELOW
DINING
21×22
KIDS' NOOK
LOW HEAD ROOM
LIVING
PAN.
LIBRARY
SHARED KITCHEN
17×23
DN.
ROOF BELOW

3rd Floor



Duplex Front Elevation


PATIO
11x6
TRASH/RECYCLING
BRM
15x15
PRIVATE
LIVING
12x14
KITCHEN
GRILL
PATIO
SUITE 2
SUITE 3
DN
UP
SIDEWALK
PRIVATE
LIVING
12x14
DINING
15x15
SIDEWALK
PORCH
7x21
BRM
10x12
BRM
11x11
PLAY
GROUND
PATIO
11x6
PROPERTY LINE
FENCE
1
2
3
4
5

Ground Floor


STO
UTILITY/
SHARED
STORAGE
25x14
SHARED
FAMILY/MOVIE
ROOM
19x28
SUITE 1
W/D
CLO
PRIVATE
LIVING
12x16
UP
R
BRM
10x13
BRM
11x12
UP

Basement


PRIVATE LIVING
10X12
BRM
10X12
BRM
10X12
KITCHEN
R
UP
W/D
SUITE 4
DN
UP
SUITE 5
DINING
15X15
PRIVATE LIVING
12X16
BRM
10X12
BRM
11X11
DN

2nd Floor



FLAT ROOF
W/D
PRIVATE
LIVING
16X12
SUITE 6
DN
DECK
10X24
SHARED
LOFT
DN
BRM
13X9
BRM
11X9
FLAT ROOF

3rd Floor



Six Unit Townhouse Plan


media room
media room
nook
nook
nook
nook
nook
nook
coat hooks
kitchen
kitchen
kitchen
kitchen
kitchen
kitchen
pantry
pantry
pantry
pantry
pantry
pantry
Down
Up
shoes
coats
living room
13'-4" x 13'-8"
fenced yard
fenced yard
fenced yard
fenced yard
First Floor PLAN(s)
Holly Street
Denver, Colorado
0 1 4 8 16 32 feet
DO NOT DUPLICATE DRAWINGS
without expressed written consent of the architect
per Unite States law these drawings are copyrighted
registered under § 102(a)(5) and/or § 102(a)(8)
The images, plans, details, designs and intellectual property contained on these drawings and documents are copyrighted and are exclusive intellectual property of Jeff Dawkins Architect . LLC and of Jeff Dawkins, Architect
The design and the documents and drawings they represent remain the property of The Architect and are intended to be used for construction at the stated location only


bedroom suite no.5
13'-4" x 12'-0"
full size bed
bedroom suite no.5
13'-4" x 12'-0"
full size bed
Up
common storage
maintenance and materials storage
12'-0" x 4'-0"
shared storage
55'-4" x 12'-8"
24 such - one per tenant
skis . mountain bikes . etc.
study
gaming room
study
gaming room
w./d. stacked
air exchange
tankless
Up
bedroom suite no.4
13'-4" x 12'-0"
full size bed
bedroom suite no.4
13'-4" x 12'-0"
full size bed
bedroom suite no.4
13'-4" x 12'-0"
full size bed
bedroom suite no.4
13'-4" x 12'-0"
full size bed
bedroom suite no.4
13'-4" x 12'-0"
full size bed
bedroom suite no.4
13'-4" x 12'-0"
full size bed

Basement PLAN(s) and Community Storage

Holly Street
Denver . Colorado

0 1 4 8 16 32 feet



roof terrace
roof terrace
bedroom suite no.3
13'-4" x 12'-0"
full size bed
Up
Down
bedroom suite no.2
13'-4" x 12'-0"
full size bed

Second Floor PLAN(s)

Holly Street
Denver, Colorado

0 1 4 8 16 32 feet


common food service
common roof terrace
hot-tub
firepit
study
gaming room
Up
Down
bedroom suite no.1
13'-4" x 12'-0"
full size bed
0 1 4 8 16 32 feet

Third Floor and Roo+ Terrace PLAN(s)

Holly Street
Denver Colorado